ArcelorMittal receives approval to launch a cash tender offer for 34.7% of the outstanding shares of Acindar

NOT FOR DISTRIBUTION IN CANADA, JAPAN OR AUSTRALIA

Luxembourg , 20 December 2007 - ArcelorMittal (“ArcelorMittal” or “The Company”), the world’s largest steel company, today announced that the Argentine Securities Regulator (the Comisión Nacional de Valores or “CNV”) has approved its cash offer to acquire all the outstanding shares of Acindar (BASE: ACIN AR) it does not already own (representing 34.7% of the shares outstanding), as announced on October 2, 2007 (the “Offer”). The Company currently owns a 65.3% stake in Acindar, through its subsidiary ArcelorMittal Brasil S.A. The Offer will be made directly to the shareholders of Acindar by ArcelorMittal’s wholly owned subsidiary Arcelor Spain Holding, S.L.

The Offer’s general term will be twenty one (21) Business Days, beginning on December 21, 2007, and ending on January 24, 2008 at 3 pm. Furthermore, pursuant to the rules of the CNV, Shareholders that have not accepted the Offer within the general term mentioned above will have an additional term of five (5) Business Days to do so, until January 31, 2008 at 3 pm (the “Expiration Date”). As a result, the Offer will expire on the Expiration Date, unless ArcelorMittal decides to extend the Offer as permitted by applicable laws and subject to regulatory authorizations. If ArcelorMittal decides to extend the term of the Offer, as permitted by applicable law, the Expiration Date will be the new date and time of expiration of the Offer (the “Extended Expiration Date”).

ArcelorMittal is offering Acindar’s shareholders 5.75 Argentine pesos in cash, equivalent to USD1.83, as of December 20, 2007, for each Acindar share they tender, representing a 19.5% premium over Acindar’s closing stock price on October 1, 2007. The 34.7% stake corresponds to 297,627,977 shares of Acindar as of December 20th, 2007 and represents a potential total transaction value of AR$1,711 million, equivalent to USD546 million as of December 20th, 2007. ArcelorMittal intends to fund the transaction entirely in cash.

The transaction is strategically beneficial to ArcelorMittal as it will cause Acindar to become a core part of ArcelorMittal´s long products strategy, acting as a platform to grow and seek further opportunities in Latin America.

Commenting on the transaction, Lakshmi N. Mittal, President and CEO, ArcelorMittal, said:

"We are very pleased that the CNV has approved our tender offer for the remaining shares in Acindar and we believe our cash offer will be attractive to the minority shareholders. ArcelorMittal sees great potential in the Latin American steel market and this offer highlights our commitment not just to Acindar and Argentina, but also to the region."

JP Morgan is acting as exclusive arranger, dealer manager and Agent of the Offer, BBVA Banco Francés is acting as Co-Agent of the Offer and Bruchou, Fernandez Madero & Lombardi is acting as legal advisor to ArcelorMittal in connection with the Offer.

About Acindar

Acindar is the largest publicly traded steel company in Argentina. Acindar is currently a 65.3%-owned subsidiary of ArcelorMittal. The company has been listed on the Buenos Aires Stock Exchange since 1948.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets, the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal or the entities to which it is successor (including Mittal Steel Company N.V. (“Mittal Steel”)), such as Mittal Steel’s Annual Report on Form 20-F filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information

The tender offer for the shares of Acindar Industria Argentina de Aceros S.A. (“Acindar”) will be made to all holders of shares of Acindar located in Argentina. In addition, holders of shares of Acindar located outside Argentina may participate in such tender offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

No copy of this document has been or should be distributed or sent to Canada, Japan or Australia.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billion, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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